Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 16, 2012

On November 16, 2012, China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), will hold its annual general meeting of shareholders at 9:00 a.m., Eastern Standard Time, at the offices of O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, NY 10036, United States of America for the following purposes:

1.	Re-election of Mr. Jui Kian Lim to serve as a Class III Director for a three-year term;

2.	Re-election of Dr. Yong Cao to serve as a Class III Director for a three-year term;

3.	Amendment by special resolution of Article 89 of the Company’s Amended and Restated Articles of Association;

4.	Ratification of the appointment of Ernst & Young Hua Ming as our independent auditors for the fiscal year ending December 31, 2012; and

5.	To transact any other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 25, 2012 (the “Record Date”) can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This Notice of Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2011 Annual Report on Form 20-F are also available through the Investor Relations section of our website at http://www.chinahydroelectric.com. You may also request a hard copy of the documents, free of charge, by contacting John E. Donahue, Vice President of Investor Relations, China Hydroelectric Corporation, by telephone at (646) 467-9810, facsimile at (646) 467-9820, or by email at john.donahue@chinahydroelectric.com.

By Order of the Board of Directors,

/s/ Amit Gupta

Interim Corporate Secretary and Member of the Board of Directors

Dated: October 25, 2012